U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934
For the month of January, 2011
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

TERRA NOVA ROYALTY CORPORATION ANNOUNCES COMPLETION OF ACQUISITION OF MASS FINANCIAL CORP.

NEW YORK (December 27, 2010) . . . Terra Nova Royalty Corporation (NYSE: TTT) (“Terra Nova”) is pleased to announce that, further to its news release dated November 16, 2010, it has, though a wholly-owned subsidiary, acquired all of the remaining outstanding class A common shares (the “Mass Shares”) of Mass Financial Corp. (“Mass”) that were not tendered pursuant to Terra Nova’s tender offer, which expired on November 8, 2010. Subsequent to the acquisition, Terra Nova effected the amalgamation of Mass and TTT Acquisition Corp., its wholly owned subsidiary.

In order to receive common shares of Terra Nova, registered holders, who have not already done so, must send their Mass Share certificates, along with a completed letter of transmittal, to BNY Mellon Shareowner Services (“BNY Mellon”). If you have any questions or if a share certificate has been lost, destroyed or mutilated, you should contact BNY Mellon at 1-866-329-3465.

About Terra Nova

Terra Nova Royalty Corporation is active in a broad spectrum of activities related to the integrated combination of natural resources including a royalty, trading and proprietary investing.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Mass. Terra Nova filed a Registration Statement on Form F-4, as amended, with the Securities and Exchange Commission (“SEC”) in connection with the Offer and proposed acquisition of Mass. These documents contain important information about the transaction and should be read before any decision is made with respect to the Offer. Investors and stockholders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

In addition to the Registration Statement on Form F-4 and the related offer materials, Terra Nova files or furnishes annual, quarterly and special reports, and other information with the SEC. You may read and copy any reports, statements or other information filed or furnished by Terra Nova at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Terra Nova’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

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Forward-Looking Statements

This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Terra Nova to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Terra Nova to differ materially from the expectations of Terra Nova include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate Mass’s operations and programs with those of Terra Nova, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of Mass, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.

Other than in accordance with its legal or regulatory obligations, Terra Nova is not under any obligation and Terra Nova expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael J. Smith
Michael Smith
President and Chief Executive Officer

Date: January 5, 2011